Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

November 18, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on October 23, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 84 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding two new series to the Trust – the Smith Group Large Cap Core Growth Fund (the “Large Cap Fund”) and the Smith Group Small Cap Focused Growth Fund (the “Small Cap Fund”) (each, a “Fund” and collectively, the “Funds”).  PEA No. 84 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on September 4, 2013, and is scheduled to become effective on November 18, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.  We have applied all comments made with respect to the disclosure of one Fund to similar disclosure of the other Fund where appropriate.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section – Large Cap Fund

1.	Within the Fee Table, please state that the Large Cap Fund’’ Acquired Fund Fees and Expenses are based on estimates for the current fiscal year.

Because the Smith Group Large Cap Core Growth Fund, a series of Scotia Institutional Funds Trust (formerly DundeeWealth Funds) (the “Predecessor Fund”), is expected to be reorganized into the Large Cap Fund on or about February 22, 2013, the Large Cap Fund has calculated its Acquired Fund Fees and Expenses as required by Instruction 3(f) of Item 3 of Form N-1A based on the Predecessor Fund’s most recently completed fiscal year and the Small Cap Fund has estimated its acquired fund fees and expenses for its first year of operations.  Because the neither Fund has Acquired Fund Fees and Expenses that exceed 0.01% of the average net assets of the Fund, each Fund has included these fees and expenses under the subcaption “Other Expenses.”

2.
Within the Principal Investment Strategies section, it states that the Large Cap Fund may invest in foreign securities.  Please confirm whether the Large Cap Fund will invest in the securities of companies located in emerging markets and, if so, consider whether additional disclosure in the Principal Investment Strategies and Principal Risks section is appropriate.

The Trust confirms supplementally that emerging market companies are not a principal investment strategy of the Funds.

3.
Within the Principal Risks section, please confirm that an investment in the Funds are not a deposit of the bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.

The Trust responds supplementaly that, in accordance with Item 4(b)(iii), the Funds are sold through US Bancorp Fund Services LLC, which is wholly owned by US Bancorp, N.A., and that an investment in the Funds are not a deposit of the bank and are not insured or guaranteed by the FDIC or any other government agency.

4.
Within the Performance section, please consider including disclosure that had the Predecessor Fund been a series of the Trust since its inception, the performance reflected may have been lower or higher based on fees and expenses of the Large Cap Fund.

The Trust respectfully declines to make the requested revision.  The Predecessor Fund commenced operations on June 1, 2007 and the Trust is unable to retroactively determine what the Predecessor Fund would have been charged in fees and expenses if were a series of the Trust.  In addition, based on current information, both the Predecessor Fund and the Large Cap Fund are subject to the identical expense limitation of 0.79%.  Therefore, the Trust believes that any such disclosure may be misleading or confusing to shareholders.

5.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

6.
Within the Principal Investment Strategies section, please consider disclosing that changes to the Funds’ 80% policy will require a 60-day Shareholder notification before the change may be implemented.

The Trust is unaware of any requirement to disclose the notice requirement in its Registration Statement.  Therefore, the Trust respectfully declines to make the requested revision.  However, the Trust acknowledges supplementally, that shareholders will receive at least a 60 day notice prior to making any changes to the Funds’ 80 policies.

7.	Within the Portfolio Holdings Section, please confirm whether a description of the Fund’s portfolio holdings policies and procedures are or will be available on the Fund’s website.

The Trust confirms supplementally that such disclosure will not be separately available on the Fund’s website.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.